News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 13, 2025

Seabridge Gold Files First Quarter Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Interim Financial Statements and Management's Discussion and Analysis for the three-month period ended March 31, 2025 on SEDAR+ (httpswww.sedarplus.ca). These statements are also available on Seabridge's website at https://www.seabridgegold.com/investors/financial-reports.

Seabridge's Q1 2025 Report to Shareholders can be found here.

Recent Highlights

  Secures US$100 million in new financings including US$20 million from a strategic investor
  2025 field programs underway at KSM
  Issues 2024 report card and 2025 corporate objectives
  BC Government files responses to petitions challenging KSM's substantially started designation
  Fully funded exploration programs planned at Iskut and 3 Aces
  Gold price hits all-time high at US$3,500 per ounce

Financial Results

During the first quarter of 2025, Seabridge posted net earnings of $10.6 million ($0.11 per share) compared to a net loss of $8.2 million ($0.09 per share) for the same period in 2024. During the first quarter of 2025, Seabridge invested $14.3 million in mineral interests, property and equipment compared to $39.3 million invested in the first quarter of 2024. The working capital position increased by $110.9 million, from $37.8 million on December 31, 2024 to $148.7 million on March 31, 2025.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com